82-3209

OMV

04 MAR 29 AM 7:21

News Release

March 12, 2004
8.20am (UK time) – 9.20am (CET)

04010932

www.omv.com

OMV
Nabucco pipeline project: Partners establish study company

- **Nabucco partners sign incorporation documents**
- **All partners hold equal shares**
- ***Substantial progress in study phase***

SUPPL

The partners of the Nabucco-consortium, founded in October 2002 to research a natural gas pipeline connecting the Caspian region/Middle East with Europe, signed in Vienna the incorporation documents to establish the Nabucco Company Pipeline Study GmbH. The company is headquartered in Vienna, its Managing Director is Reinhard Mitschek, who will be supported by five senior representatives from each consortium partner. The consortium consists of Botas, Boru Hatları ile Petrol Taşıma AŞ from Turkey, Bulgargaz EAD from Bulgaria, S.N.T.G.N. TRANSGAZ S.A. from Romania, MOL Natural Gas Transmission Company Ltd. from Hungary and OMV Erdgas GmbH, a 100% subsidiary of OMV Aktiengesellschaft, from Austria.

The company will focus on developing a financial model for the construction of the pipeline, to design appropriate incentives for investors, to coordinate all marketing activities and to enter into negotiations on transportation contracts with potential shippers.

All parties agree that – with the establishment of the Nabucco Company Pipeline Study GmbH – substantial progress has been made in relation to the Nabucco feasibility study. The parties also signed a contract with the technical general subcontractor to study all issues concerning the design of the new pipeline route. This will accelerate the decision making process for implementation of the project as interim reports of the study show very promising results and highlight the need for such a pipeline project connecting the Caspian region/Middle East with Europe. The major phases of the study are scheduled to be finalised by the end of this year. Pipeline operations could commence in 2009.

This new pipeline route will, for all countries involved, increase the importance of their role of gas transit to Central and Western Europe. In addition this completely new pipeline route opens up a new supply route and a new choice for all gas customers in Europe.

dlw 3/30

Notes to editors:

Nabucco Company Pipeline Study GmbH
Floridsdorfer Hauptstrasse 1
1210 Vienna, Austria
Tel.: +43 1 27 500 28100
Fax: +43 1 27 500 28291

OMV – successful in the natural gas business

With its wholly owned subsidiary OMV Erdgas GmbH, OMV Aktiengesellschaft has an approximately 2,000 km long gas pipeline network in Austria, as well as three gas storage facilities. Via the transmission pipelines, gas is supplied not only to Austria, but also to Germany, Italy, France, Slovenia, Croatia and Hungary. As an important part of the European natural gas grid, OMV's pipeline network also integrates the gas supply systems of these countries.

Growth strategy

By 2008 OMV wants to become an influential gas supplier in Central Europe. Its growth strategy is based on three core elements: trading and marketing (with EconGas GmbH, its 50% subsidiary founded at the end of 2002), transportation and storage, along with its own gas production. OMV's comprehensive liberalization know-how – Austria has the most liberalized gas market in continental Europe – is a competitive advantage as far as upcoming liberalization in the EU accession states is concerned.

OMV Aktiengesellschaft

With Group sales of EUR 7.64 billion and 6,137 employees in 2003, and a current market capitalization of EUR 3.9 billion, OMV is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in 12 CEE countries in Refining and Marketing (R&M). OMV has set a goal of doubling its 2001 market share from 9% in 2001 to 20% by 2008. In Exploration and Production (E&P) OMV is active in 16 countries and plans to double its oil and gas production to 160,000 boe/d by 2008. In the Gas segment, OMV has storage facilities as well as a 2,000 km pipeline system and sells a transmission volume of 41 bcm annually. The OMV Group also operates integrated chemical and petrochemical plants and holds a 25% stake in Borealis A/S, one of the world's leading polyolefins producers. Other important holdings are: 50% of EconGas GmbH, 45% of the BAYERNOIL refining network, 9.1% in the Hungarian oil and gas company MOL, and a 25.1% stake in The Rompetrol Group NV, the largest private oil company in Romania.

— Ends —

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 40 440-21622; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office	Tel. +43 1 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Office	Tel. +43 1 40 440-21660; e-mail: thomas.huemer@omv.com
Internet home page:	http://www.omv.com

Cubitt Consulting

Noga Villalón, London, Investors	Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Sarah Brydon, London, Press	Tel. +44 (207) 367-5127; e-mail: sarah.brydon@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement **January–March and Q1 2004** on May 12, 2004